Exhibit 20

CONTACT:

Brad Forst President and CEO 602-631-4005	www.simula.com

Simula Says Company Reaches Significant Milestone

PHOENIX, Arizona — September 26, 2001, Simula, Inc. (AMEX: SMU) said that in connection with its recently announced new financing, significant progress has been made in the Company’s restructuring efforts.

         In the new financing, $25 million in senior notes are due December 31, 2003 and bear interest at 12.5%. In addition the notes accrue payment in kind (PIK) interest at 6% which may be reduced as the Company’s leverage ratio is reduced. Also in connection with the financing the Company modified its existing $17 million credit facility underwritten by the CIT Group, Inc., to increase its near-term borrowing base and credit availability. The interest rate under the CIT credit facility is prime plus 0.5%.

         No warrants or other equity features are included as part of the transaction.

         Simula president and CEO, Brad Forst, said the refinancing represents a big step forward in the Company’s financial restructuring that has been underway since a change of management in October 2000. He said that the new loan and lender relationship will provide four important benefits to the Company:

•	The loan replaces existing indebtedness that has been in technical default since December 31, 2000. Because of the default, that debt was classified as current, which resulted in the issuance of a going concern opinion in the Company’s year-end financial statements. The new financing allows the Company to address this issue and eliminate the need for additional going concern disclosure in future periods.

•	The replacement financing will provide an environment of stability in which the Company can operate and execute its business plan. Of particular significance, the replacement financing paid a $5 million debt obligation maturing on October 1, 2001.

•	The new agreement provides certain options for the Company, with the consent of its lenders, to prepay a portion of the indebtedness without significant prepayment penalty, thus allowing management to execute its strategy to deleverage with proceeds from monetizing technology and other dispositions of assets to reduce its overall amount and cost of indebtedness.

•	The cost of funds represents a material reduction in the cost of borrowing compared to the default rate of 24% per annum which is currently paid on its senior debt with Levine Leichtman Capital Partners.

         “Although this transaction does not satisfy the long-term need to reduce the amount and cost of our indebtedness it is a necessary and critical step. The importance of this financing is that it represents a good lending relationship with a long-term financial partner whose interests are aligned with management’s and our shareholders’.”

         Proceeds of the financing will be applied to retirement of all obligations to Levine Leichtman Capital Partners, payment of origination fees, investment banker fees, transaction fees and expenses.

         Simula designs and makes systems and devices that save human lives. Its core markets are aerospace and defense systems, and automotive safety systems. Simula’s core technologies include inflatable restraints, energy-absorbing seating systems, advanced polymer materials, lightweight transparent and opaque armor products, personnel protective equipment and sealed parachutes, and crash sensors. For more information, go to www.simula.com.

         Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that involve risks and uncertainties that may cause the Company’s actual experience to differ materially from that which is anticipated. These forward-looking statements include statements about its new lending relationship, its ability to execute favorable asset sales, and its ability to enter into longer term financing favorable to the Company. Factors pertinent to the Company’s ability to meet its current financial projections include its leveraged status, the level and cost of debt, the nature of debt covenants, the reduction of fixed expenses, and the maintenance of consistent earnings growth. Actual results may differ materially from those projected. Additional risks include those described herein and in the Company’s registration statements and periodic reports filed with the U.S. Securities and Exchange Commission.

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